From:	"Tracy Teutsch"
To:	
Date:	6/30/2023 1:33:26 PM
Subject:	FW: Help Request / Small Investment Opportunity

Hi!

Quick update. First, thank you, thank you to all who reached out – I appreciate your support.

I'm going to wait until after the fourth to run the campaign. It will be a small private raise.

For your reference, here's a quick snapshot of the product.



I wish you all a safe, happy 4th of July!

Thanks!

Tracy Teutsch

R REALWORK.COM

All the information contained in this email and attached for reference is considered confidential.

From: Tracy Teutsch
Sent: Wednesday, May 24, 2023 2:41 PM
Subject: Help Request / Small Investment Opportunity

Hi there!

A group of us have been building a platform for the trades (electricians, plumbers, drywallers, painters, etc.) for the last year called www.realwork.com   – take a look when you have a chance. Our goal is to launch this summer.

After being in construction for years, we saw firsthand the challenges the industry faces finding people. And, how much people need good opportunities and support. Real Work's mission is to build strong connections, connecting skilled workers and employers. For anyone who's interested, I'd be happy to provide more information.

We need your help. We have introduced this product idea to several contractors and potential investors. They have shown a strong interest, but we need to complete our initial development stage. We're going to run a small crowdfunding campaign to help cover the rest of the development costs. The vehicle we're using is a revenue loan through WeFunder. You can invest as little as $100 or us much as $10k, with the goal of a 2x payback (turn $500 into $1,000… $5,000 into $10,000… etc.). Every quarter after launch, Real Work will pay 5% of our revenue to WeFunder to distribute to our investors. That'll continue until everyone has received 2x their original investment. Term is 4-5 years. Our goal is to pay it back as quickly as possible and make you all extra money along the way. Happy to have everyone share in the success!

It'll be a quick campaign and we would really appreciate your support. If we can't hit the goal with WeFunder, no money.

Let me add the ever-important disclaimer. As hard as our team will work to make this a success, understand that investing in startups is risky. Hence, no guarantees. Don't invest money you can't afford to lose. Please. Unlike old ads asking for your last dollar… we do not want your last dollar.

There will be additional investment opportunities in the future. Let me know if you're interested and we'll keep you posted as we move forward.

If you can, we'd love to have you all involved. If you're interested, can you email me directly to let me know? Also, feel free to forward this along. Everyone's welcome.

Thanks!

Tracy Teutsch

⧠ REALWORK.COM

All the information contained in this email and attached for reference is considered confidential.